SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)/1/

     TeleCorp PCS, Inc. (formerly known as TeleCorp-Tritel Holding Company)
     ----------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
                 -----------------------------------------------
                         (Title of Class of Securities)

                                   879300 10 1
                                   -----------
                                 (CUSIP Number)

                               Thomas H. Sullivan
                               TeleCorp PCS, Inc.
                               1010 N. Glebe Road
                                    Suite 800
                               Arlington, VA 22201
                                  (703)236-1100
                                  -------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 February 14, 2001
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Thomas H.  Sullivan and Gerald T. Vento hereby  amend and  supplement  the
Schedule 13D originally filed on December 29, 2000, by supplementing Items 4, 6 and 7 thereof with the information provided below.

ITEM 4. PURPOSE OF TRANSACTION.

      On February 14, 2001, Mr. Gerald T. Vento, Mr. Thomas H.Sullivan and AT&T Wireless Services, Inc. ("AT&T Wireless") entered into a Letter Agreement that terminated the Equity Purchase Agreement, dated as of December 22, 2000, which provided for the purchase by AT&T Wireless of 1,339,602 shares of TeleCorp PCS, Inc. Class A Common Stock ("Class A Common Stock"), 490 shares of TeleCorp PCS, Inc. Series C Preferred Stock ("Series C Preferred Stock") and 6,450 shares of TeleCorp PCS, Inc. Series E Preferred Stock ("Series E Preferred Stock") from Mr. Vento, and 896,064 shares of Class A Common Stock, 108 shares of Series C Preferred Stock and 4,009 shares of Series E Preferred Stock from Mr. Sullivan, in each case at a purchase price of $21.00 per share, payable in cash or marketable securities. The Letter Agreement also terminated the Put Rights Agreement, dated as of December 22, 2000, under which Mr. Vento and Mr. Sullivan had the right to require AT&T Wireless to purchase up to 2,917,988 shares of Class A Common Stock and 2,003,901 shares of Class A Common Stock, respectively.

      The Letter Agreement is Exhibit 10.9 hereto and is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      See Item 4 above with respect to the Letter Agreement, the description of which is herein incorporated by reference to Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Document
-------     --------

10.9 Letter Agreement, dated as of February 14, 2001, among Gerald T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       February 14, 2001
                                                       ----------------
                                                       (Date)

                                                       /s/ Thomas H. Sullivan
                                                       ----------------------
                                                       (Signature)

                                                       Thomas H. Sullivan,
                                                       Executive Vice President-
                                                       Chief Financial Officer
                                                       -----------------------
                                                       (Name/Title)


                                                       February 14, 2001
                                                       ----------------
                                                       (Date)

                                                       /s/ Gerald T. Vento
                                                       -------------------
                                                       (Signature)

                                                       Gerald T. Vento
                                                       Chief Executive Officer
                                                       -----------------------
                                                       (Name/Title)

                                  EXHIBIT INDEX

Exhibit     Document
-------     --------

10.9 Letter Agreement, dated as of February 14, 2001, among Gerald T. Vento, Thomas H. Sullivan and AT&T Wireless Services, Inc.